Room 4561

      November 4, 2005


Robert B. Turner
Merchandise Creations, Inc.
4704 Towne Square Drive, #2626
Plano, TX 75024

      RE:	Merchandise Creations, Inc.
   Amendment No. 3 to Registration Statement on Form SB-2
   Filed October 18, 2005
   File No. 333-124460

Dear Mr. Turner:

      We have reviewed your responses to the comments in our letter dated October 5, 2005 and have the following additional comments.

General
1. We refer you to comment 1 of our letter dated October 5, 2005. Please supplementally list any changes made between your first and second amendments that were not illustrated in the mailed version that was the subject of our prior comment 1. Please also confirm that all changes made between the second and third amendments were reflected in the marked copy you have provided.
2. Additionally, we note that the current amendment again fails to reflect all of the changes that are shown in the marked courtesy copy you have provided via mail. For example, while the marked copy refers to revenues you have generated between October 1, 2004 and June 30, 2005 at the bottom of the first page of the summary section and at the beginning of your Management`s Discussion, the filed version continues to refer to the quarter ended March 31, 2005 in the same locations. It is imperative that the filed version of your document contain the most current version of information, as the filed version is the document on which investors are relying. Please ensure that your next amendment includes current information and corresponds to the marked courtesy copy you provide via email.
3. Finally, we note that you submitted an amended Form SB-2 by correspondence on our EDGAR system that does not show any changes, and that you have not submitted a document via EDGAR that is marked to show changes from your last amendment. Please confirm that with your next filing you will provide a properly marked document via EDGAR that conforms to the requirements of Regulation S-T.
4. Please revise the entire document as necessary where reference is made to the March 31, 2005 financial statement balances to instead refer to balances as of June 30, 2005. For example, we note that under "Business Development and Summary" and "Dependence on One or a
Few Major Customers," you have referred to March 31, 2005 amounts instead of June 30, 2005 amounts.
5. We refer you to comment 3 of our letter dated October 5, 2005. Please revise your "Summary Information" and "Plan of Distribution" sections to disclose the states in which sales of Merchandise Creations common stock may be made, based on your response that no shares have been "blue skied" to date but that certain exemption from registration or qualification may be available. Please also provide prominent risk factor disclosure that discusses the limitations on resale due to the absence of "blue sky" registration, listing on a national market or quotation system, or exemptions not discussed in your revised "Summary Information" and Plan of Distribution" sections.

Management`s Discussion and Plan of Operation

Plan of Operation, page 17

Interim Statement of Operations for the Six Months Ended June 30,
2005, page 35
6. Please tell us why no costs are reflected for the sales in the quarter ended June 30, 2005.
7. Please revise the discussion of revenue recognition in Note 2 to clarify the specific nature of revenue earned during the period, as well as the associated revenue recognition policies.

* * * * *


You may contact Donald Wiland, Staff Accountant, at (202) 551-3392 if you have questions regarding comments on the financial statements and related matters. If you have any other questions please call Adam Halper at (202) 551-3482 or Sara Kalin at (202) 551-3454. If you
need further assistance, you may call me at (202) 551-3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director




cc:	Via Facsimile
      Wendy E. Miller, Esq.
	2549B Eastbluff Drive #437
	Newport Beach, California 92660
	Telephone: (702) 265-5680
	Facsimile:  (949) 625-8885

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Robert B. Turner
Merchandise Creations, Inc.
November 4, 2005
Page 1